UCLOUDLINK GROUP INC.

Unit 2214-Rm1, 22/F, Mira Place Tower A

132 Nathan Road, Tsim Sha Tsui

Kowloon, Hong Kong

October 7, 2022

VIA EDGAR

Mr. Joseph Cascarano, Senior Staff Accountant

Mr. Robert S. Littlepage, Accountant Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UCLOUDLINK GROUP INC. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 27, 2022

File No. 001-39302

Dear Mr. Cascarano and Mr. Littlepage:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 8, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 27, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Note 19. Other Investments, page F-39

1.	You disclose a significant amount of current and long-term Other Investments that include investments in debt and equity securities. Please revise to provide, and tell us your consideration of, the information required by ASC 320-10-50, ASC 321-10-50 and ASC820-10-50, as applicable, including the classification information required by major security type and fair value measurement methodology and levels used to value these investments. Revise your discussion of liquidity and capital resources on page 101 to expand and clarify the disclosure of these products comprising your Other investments.

Securities and Exchange Commission

October 7, 2022

The Company respectfully advises the Staff that the Other Investments held by the Company as of December 31, 2021 represented two separate investments:

(i)	A current investment in an investment fund representing ownership interest in an entity, for which the underlying assets were comprised of debt and equity securities. The investment by the Company in this investment fund itself has been classified as an equity security in accordance with ASC 321-10-20; and

(ii)	A non-current investment in an investment product which has been classified as a debt security carried at fair value in accordance with ASC 320-10-20.

Both the equity and debt securities were measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the consolidated statements of comprehensive income/(loss). The fair value was determined based on quoted prices from the investment fund or asset management company, which were the executable transaction prices and the amounts that redemption and new purchases can be made, using level 2 inputs (ASC 820-10-35).

The nature and the measurement of these two investments had been disclosed in note 2.29 and note 19 to the consolidated financial statements of the Company. In response to the Staff’s comment, the Company respectfully proposes to revise and include the following underlined disclosure regarding the classification information, fair value measurement methodology and levels used to value these investments in note 19 to its financial statements in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“19. Other investments

(In thousands)	December 31, 2020	December 31, 2021
Current(i)	19,185	12,587
Non-current(ii)	17,824	12,058
Total	37,009	24,645

Notes:

(i)	In June 2020, the Group made an investment in an investment fund, which was classified as an equity security, for a cash consideration of US$15,000 thousands, for which the underlying assets were mainly comprised of debt securities and equity securities. It is redeemable at the option of the Group with one-month notice. The equity security was measured and recorded at fair value on a recurring basis based on the quoted price by the investment fund which was the executable transaction prices and the amounts that redemption and new purchases can be made and classified as level 2 inputs. There was a fair value gain of US$4,185 thousands for the year ended December 31, 2020 and a fair value loss of US$6,598 thousands for the year ended December 31, 2021.

Securities and Exchange Commission

October 7, 2022

(ii)	In June 2020, the Group made an investment, which was classified as a debt security carried at fair value, for a cash consideration of US$17,100 thousands, for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures, for a period of 3 years. The debt security was measured and recorded at fair value on a recurring basis based on the quoted price by the asset management company, which was the executable transaction prices and the amounts that redemption and new purchases can be made and classified as level 2 inputs. There was a fair value gain of US$724 thousands for the year ended December 31,2020 and a fair value loss of US$5,766 thousands for the year ended December 31, 2021. “

The Company also respectfully proposes to add the following disclosure in the discussion of liquidity and capital resources in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“As of December 31, 2020 and 2021, we had US$37.0 million and US$24.6 million other investments, respectively. Other investments included the followings.

●	In June 2020, we made an investment in an investment fund representing ownership interest in an entity, for which the underlying assets were comprised of debt and equity securities for a cash consideration of US$15 million. We classify this current investment as an equity security, measured and recorded at fair value on a recurring basis based on the quoted transaction price by the investment fund. The fair value of this investment was US$19.2 million and US$12.6 million as of December 31, 2020 and 2021, respectively.

●	In June 2020, we made an investment in an investment product for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures for a cash consideration of US$17 million with a period of three years. We classify this non-current investment as a debt security, measured and recorded at fair value on a recurring basis based on the quoted transaction price by the asset management company. The fair value of this investment was US$17.8 million and US$12.1 million as of December 31, 2020 and 2021, respectively.”

* * *

Very truly yours,

/s/ Yimeng Shi
Yimeng Shi
Chief Financial Officer

Enclosures.

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP